

**Room 4561**

September 1, 2006

Naeem U. Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, CA 91302

**Re:     NetSol Technologies, Inc.**
**Preliminary Proxy Statement on Schedule 14A**
**Filed August 16, 2006**
**File No. 0-22773**

Dear Mr. Ghauri:

        We have reviewed your revised preliminary proxy statement and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A

Proxy Statement General Information, page 8

1.      We note your response to prior comment 3 that "[b]roker non-votes have no effect and will not be counted towards the vote total for proposal 1 or proposal 2." If true, please revise to clarify that the effect of a broker non-vote will essentially be a vote against proposal 1 and proposal 2, or otherwise advise.

Questions and Answers About Matters Subject to Vote

What is being voted on?, page 12

2.      Please refer to prior comment 4 in our letter dated July 27, 2006 and your revisions on page 12 in response to our prior comment. Please further expand your disclosure to state the aggregate maximum number of common shares issuable upon conversion or exercise of the securities described in the first paragraph and the percentage of your outstanding common stock that such issuance would represent. Expand your disclosure of Proposal No. One on page 20 to include similar information.

Proposal No. One, page 20

3.      Please refer to prior comment 7 in our letter dated July 27, 2006.  We note your revised disclosure of the anti-dilution protection provided holders of Preferred Stock and warrants.  However, revise your disclosure on the anti-dilution protection to indicate that such disclosure summarizes the conversion price "adjustment[s] as set forth in the Certificate of Designation" referenced in the third sentence of that paragraph and revise the disclosure to provide shareholders with a more easily understandable description of these features.  Your current disclosure appears to be almost an exact duplication of the language of section 5(j) of the Certificate of Designation (provided as Annex E to the preliminary proxy statement).  Please make similar revisions to your disclosure of the terms of the Preferred Stock in Proposal No. Two, on page 58.

4.      Please refer to prior comment 9 in our letter dated July 27, 2006.  We note your response to our previous comment and the revised disclosure in this section. However, your response does not appear to address our all aspects of our prior comment.  Please expand your disclosure to explain the consequences if security holders do not approve the issuance of the shares of common stock underlying the Warrants.  Will the warrant holders simply be unable to exercise their warrants? Are their any contractual obligations associated with the terms of the warrants that could subject you to liability for failure to obtain the required security holder approval?  We note your disclosure that the SPA required you to register the shares underlying the warrants within eight business days of the special meeting. Revise to disclose the consequences if you fail to receive security holder approval of the issuance of shares underlying the warrants pursuant to that agreement. Similar disclosure should be provided for the Convertible Notes and the Preferred Stock issued pursuant to the financing.

5.      We note that if stock holder approval is not acquired, NetSol will pay the principal and interest due under the Convertible Notes according to its terms. Please revise to disclose any liquidity concerns that may arise with this obligation.  In this regard, your disclosure should discuss the potential payouts required by the principal and interest under the Convertible Notes and the impact on your cash needs.

6.      Please refer to prior comment 10 in our letter dated July 27, 2006.  We note your response to our prior comment.  Please revise your disclosure to clearly indicate, if true, that the Convertible Notes may currently convert into shares of common stock; then will automatically convert into shares of Preferred Stock upon the approval of Proposal No. One.  Please disclose whether the conversion feature will remain should you fail to obtain shareholder approval.

                                        *          *          *          *

        In connection with responding to our comments, we remind you to provide, in writing, a statement from the company acknowledging the representations previously requested in our letter of July 27, 2006.

As appropriate, please amend your filing and respond to these comments within 10 business days.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Rebekah Toton at (202) 551-3857, or Jeffrey Werbitt at (202) 551-3456, with any questions.  If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc:     Via Facsimile (818) 222-9197
        Patti L. W. McGlasson, Esq.
        Malea Farsai
        NetSol Technologies, Inc.